DynaMotive Energy Systems Corporation

                                FORM 6-K

                            UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549

                          -----------------

                     REPORT OF FOREIGN PRIVATE ISSUER
                   PURSUANT TO RULE 13a-16 or 15d-16 OF
                   THE SECURITIES EXCHANGE ACT OF 1934
                            FOR DECEMBER 10, 2003

                  DYNAMOTIVE ENERGY SYSTEMS CORPORATION
          (Exact name of Registrant as specified in its charter)

                          -----------------


                     Suite 105-1700 West 75th Avenue
                              Vancouver, BC
                              Canada V6P 6G2
                              (604) 267-6000
                  (Address of principal executive offices)

                           -----------------

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

                       FORM 20-F  X    FORM 40-F
                                 ---             ---
[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                             YES         NO  X
                                 ---        ---

[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable










                              FORM 27

               MATERIAL CHANGE REPORT UNDER SECTION 85(1)
                OF THE SECURITIES ACT (BRITISH COLUMBIA)


1.  Reporting Issuer
    ----------------

    DynaMotive Energy Systems Corporation
    105-1700 West 75th Avenue
    Vancouver, BC V6P 6G2

    Tel. (604) 267-6013

2.  Date of Material Change
    -----------------------

    December 10, 2003

3.  Press Release
    -------------

    December 10, 2003

4.  Summary of Material Change
    --------------------------

December 10, 2003 Vancouver, BC, Canada - DynaMotive Energy Systems Corporation (OTCBB: DYMTF) announced today that initial activation tests established that the char produced from DynaMotive's fast pyrolysis process, once activated, has properties comparable to those of commercial grade activated carbon. The tests were carried out under the direction of Drs. Ajay Dalai and Himangshu K. Mishra at the University of Saskatchewan (U of S).

Char is an important co-product of the Company's patented fast pyrolysis process, representing between 15% and 20% of the plant output by weight. As a consequence, char has a substantial impact on the economic return of the process. A typical 100-tpd fast pyrolysis plant will produce approximately 6,500 tons of char per annum.

The development of commercial applications for char follows the same validation process undertaken by the Company in its primary product BioOil and aims to enhance the value of the char output from DynaMotive's process and increase the competitive nature of its technology. It is estimated that 2 to 2.5 tons of char will be required to produce a ton of activated carbon.


5.  Full Description of Material Change
    -----------------------------------

    Please see attached press release

6.  Reliance on Section 85(2) of the Act
    ------------------------------------

    N/A
7.  Omitted Information
    -------------------

    N/A

8.  Senior Officers
    ---------------

The following senior officer of the Issuer is knowledgeable about the material change and maybe contacted by the Commission at the address and telephone number below.

Richard C.H. Lin
Chairman
6996 Arbutus Street
Vancouver, BC V6P 5S7
(604) 267-6013

9.  Statement of Senior Officer
    ---------------------------

    The foregoing accurately discloses the material change referred to herein.


DATED at Vancouver, B.C. as of the 10th day of December, 2003


                  DYNAMOTIVE ENERGY SYSTEMS CORPORATION


                          (signed)         "Richard C.H. Lin"
                                            Richard C.H. Lin
                                            Chairman





IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE APPLICABLE SECURITIES LEGISLATION THAT, AT THE TIME AND IN THE LIGHT OF CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.














DYNAMOTIVE ENERGY SYSTEMS CORPORATION          News Release-December 10, 2003

       DynaMotive Announces Positive Results From Activated Carbon Program
                  Test Conducted by University of Saskatchewan

December 10, 2003 Vancouver, BC, Canada - DynaMotive Energy Systems Corporation (OTCBB: DYMTF) announced today that initial activation tests established that the char produced from DynaMotive's fast pyrolysis process, once activated, has properties comparable to those of commercial grade activated carbon. The tests were carried out under the direction of Drs. Ajay Dalai and Himangshu K. Mishra at the University of Saskatchewan (U of
S).

Char is an important co-product of the Company's patented fast pyrolysis process, representing between 15% and 20% of the plant output by weight. As a consequence, char has a substantial impact on the economic return of the process. A typical 100-tpd fast pyrolysis plant will produce approximately 6,500 tons of char per annum.

The development of commercial applications for char follows the same validation process undertaken by the Company in its primary product BioOil and aims to enhance the value of the char output from DynaMotive's process and increase the competitive nature of its technology. It is estimated that 2 to 2.5 tons of char will be required to produce a ton of activated carbon.

Activated carbon is a value added product with a commercial value ranging from US$800 to US$2,000 per ton depending on grade. It has widespread applications in purifying gas and water, recovering solvent vapors, and serving as a catalyst for final cleaning in many processes. The next phase of the program is determining the optimal conditions for producing char-based activated carbon and characterizing grade. Global demand for activated carbon is predicted to reach around 870,000 tons and US$1Billion in the year 2006 and is expected to grow by approximately 4% per annum thereafter.

"We are pleased with the results. As anticipated, the initial stages of the test program have shown activated carbon properties similar to those of commercial activated carbon products. The surface area and pore volume characteristics obtained with DynaMotive's char are comparable to those achieved with other commercial products," said Professor Dalai of U of S. "We look forward to obtaining detailed quantitative comparisons of the performance of activated carbon to open up a variety of opportunities for application of char-based activated carbon as a greenhouse gas neutral alternative to products produced from non-renewable sources such as coal," added professor Dalai. "The tests were conducted at our facilities with the cooperation of DynaMotive technical staff and U of S research staff. We are excited about the results obtained and look forward to continued co-operation with DynaMotive."

The Chemical Engineering Department at the U of S College of Engineering is doing research in five major areas: thermodynamics, corrosion, fluid mechanics, biochemical engineering and reaction engineering. The development of renewable sources of energy and chemicals from biomass-derived oils under catalytic reaction conditions is a major area of study in reaction engineering, as is the role of catalysts in the abatement of gaseous pollutants from coal-fired power plants. The research focus also includes the application of carbon for natural gas clean-up and catalyst development for heavy oil upgrading derived from oil-sand bitumen.

DynaMotive is an energy systems company focused on the development of innovative energy solutions based on its patented fast pyrolysis system. Through the application of fast pyrolysis, DynaMotive has shown how to unlock the natural energy found in the world's abundant organic resources (traditionally discarded by the agricultural and forest industries), and economically convert them into a renewable, environmentally friendly fuel. DynaMotive has successfully demonstrated conversion of these residues into fuel known as BioOil, as well as char.


For more information on the College of Engineering at the University of Saskatchewan, please call:
Kathryn Warden       Research Communications       University of Saskatchewan
Tel: 306-966-2506    E-mail: Kathryn.warden@usask.ca

For more information on DynaMotive, please call:
Corporate Communications Tel: (604) 267-6000
Toll Free (in North America): 1 877 863-2268
Fax:  (604) 267-6005             Email: investor@DynaMotive.com
Website: www.DynaMotive.com


Forward Looking Statement
Statements in this news release concerning the company's business outlook or future economic performance; anticipated profitability, revenues, expenses, or other financial items; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are "forward-looking statements" as that term is defined under the Federal Securities Laws. Forward-looking statements are subject to risks, uncertainties and other factors which could cause actual results to differ materially from those stored in such statements. Such risks, uncertainties and factors include, but are not limited to, future capital needs, changes and delays in product development plans and schedules, customer acceptance of new products, changes in pricing or other actions by competitors, patents owned by the Company and its competitors, and general economic conditions, as well as other risks detailed in the Company's filings with the Securities and Exchange Commission.